September 23, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (214) 880-3599

Donald F. McAleenan, Esq.
Senior Vice President and General Counsel
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201


Re: 	Builders FirstSource, Inc.
	Registration Statement on Form S-4
Filed September 2, 2005
	File No. 333-128066


Dear Mr. McAleenan:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please amend your registration statement to name all subsidiary guarantors as co-registrants. Please include a signature page for each additional registrant in your next amendment. In addition, each subsidiary guarantor must obtain a CIK number and file the registration statement on EDGAR as a co-registrant. Please contact our filer support office at 202-551-8200 if you need assistance.

2. To the extent additional subsidiaries of the company come into existence and are made guarantors on the exchange notes prior to the expiration of the offering period, we assume you will update the facing page, the signature pages, and financial statements to reflect the additional guarantors.

3. Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff`s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2,
1993), and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman
& Sterling and Morgan Stanley & Co. Incorporated. Please be sure to file this letter on Edgar.

Cover Page

4. As currently represented, the offer could be open for less than twenty full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and
Answer 8 in Exchange Act Release No. 16623 (March 5, 1980).
Please
confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

5. Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

6. Please revise the inside front cover page of your prospectus to include the information required by Item 2 to Form S-4. Specifically, you must state that the prospectus incorporates important business and financial information about the company that is not included in or delivered with the document and that this information is available to security holders upon written or oral request. Provide the name, address, and telephone number to which security holders must make this request and state that to obtain timely delivery, security holders must request the information no later than five business days before the date they must make their investment decision. In addition, state the date by which security holders must request this information. This statement must be highlighted by print type or otherwise.




Prospectus Summary, page 1
Our Company, page 1

7. We note the discussion of your business strategy and your company`s strengths. Please balance the summary by providing an equally prominent summary of your competitive weaknesses. In addition, please provide a brief summary of the most significant risks associated with an investment in the notes. The cross-reference alone on page 4 is not meaningful to investors.

The Exchange Offer, page 6

8. Include a brief summary of the material provisions of the indenture, including any covenants or provisions, or the lack of any covenants or provisions, which may afford a debt holder protection in the event of a highly leveraged transaction, merger, or similar transaction, which may adversely affect the creditworthiness of the new notes and the ability to waive any such covenants or provisions.

9. Please provide a brief statement as to the accounting treatment of the proposed exchange offer. See Form S-4, Item 4(a)(5).

Risk Factors, page 15
Risks Relating to Our Business and Industry, page 16
Our level of indebtedness could adversely affect our ability . .
..,
page 17

10. We note the large increase in your interest expense for the six months ended June 30, 2005 compared to the corresponding period of 2004. Please revise the discussion of your indebtedness to state your current annual debt service payment obligations.

11. Please quantify the amount of debt to which the securities issued under the exchange offer will be subordinated.

12. Please add risk factor disclosure that substantially all of your debt is at a variable rate of interest, which could increase your interest expense in the event that interest rates rise. In addition, please indicate how much your interest expense will increase for each
1% increase in interest rates.

Our debt instruments contain various covenants . . ., page 18

13. Please confirm to us supplementally that you are in compliance with all of the terms of your outstanding debt and required ratios.
In the event you are not in compliance, please disclose the terms you do not meet and the potential consequences.

Risks Related to the New Notes, page 23

14. Please ensure that each risk factor describes a specific material
risk. Several risk factors, including those entitled "Certain Defenses Available to Us and Any of the Guarantors . . ." and "The Noteholders` liens on Substantially All or Part of the Collateral
.. .
.." provide a statement of facts but do not clearly explain why these factors are a particular risk to you or investors.

If we default on our obligations to pay our indebtedness . . ., page
23

15. We note your reference to cross-default provisions of your senior secured credit facility and the New Notes on page 18. Please expand your discussion under this risk factor to discuss the applicability of cross-default and acceleration provisions in your debt instruments to the indenture as well as the company`s ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.

Fraudulent conveyance and similar laws . . ., page 23

16. In this risk factor, you state the general legal tests used to establish a fraudulent conveyance and insolvency, as well as why the company believes it satisfies these tests, rather than clearly stating a risk applicable to the holders of the New Notes. Please revise your disclosure under this heading to clearly state the risk and provide sufficient context so that investors can understand the risk and how it is applicable to the current offering. Please delete unnecessary and lengthy discussions of black letter law.

Use of Proceeds, page 27

17. Please revise your disclosure in this section to state the interest rate and maturity of the indebtedness repaid with the proceeds of the offering of the notes being exchanged. See Instruction 4 to Item 504 of Regulation S-K. In addition, please revise this section to disclose how the proceeds from the offering of the Old Notes were allocated among the various uses stated.

Management`s Discussion and Analysis, page 35
Liquidity and Capital Resources, page 46
Capital Resources, page 48

18. Please expand the discussion of your two interest rate swap agreements to discuss the effects, if any, of the exchange offer on these arrangements.




The Exchange Offer, page 88
Terms of the Exchange Offer; Period for Tendering Old Notes, page
88

19. We note the disclosure indicating that you will issue new notes or return any old notes not accepted for exchange "as promptly as practicable" after expiration or termination of the exchange offer.
Exchange Act Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary. Similarly revise your Letter of Transmittal.

20. You reserve the right to extend the period of time during which the exchange offer is open and "thereby delay acceptance for exchange of any Old Notes." Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

21. Please confirm that, in the case of an extension, the press release or other public announcement you undertake to make will disclose the approximate number of Old Notes tendered to date.
See
Securities Exchange Act Rule 14e-1(d).

22. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

23. We note your reservation of the right to amend the terms of the offer on page 88 and your statements on pages 90 and 93 that you may waive any condition to the offer at any time. Please revise these sections to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Procedures for Tendering Old Notes, page 89

24. We note statements in the first full paragraph on page 90 that "[a]ll questions as to the . . . acceptance of Old Notes tendered for exchange will be determined by us in our sole discretion" and that your "interpretation of the terms and conditions of the exchange offer as to any particular Old Notes . . . will be final and binding on all parties."  Please revise these statements to clarify
whether
you are referring to the procedures and conditions on the tender of
any particular Old Note, or whether you are referring to the conditions of the exchange offer. To the extent you are referring to conditions of the offer, revise this section to include an
objective
standard for the determination of whether a condition has been satisfied. Similarly revise such language, where it appears, in the
Letter of Transmittal.
Acceptance of Old Notes for Exchange; Delivery of New Notes, page
91

25. Please revise to state that the issuer will issue new notes or return the old notes promptly after expiration rather than after acceptance. See Securities Exchange Act Rule 14e-1(c).

Conditions to the Exchange Offer, page 93

26. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.
Please revise the language here and throughout your prospectus accordingly. Similarly revise the Letter of Transmittal.

Part II
Undertakings, page II-4

27. Please revise your undertaking to include all of the information contained in the proviso to paragraph (a) of Item 512.

Exhibits
Exhibit 5.1, Legality Opinion

28. Your legality opinion must opine on the laws of the state governing the indenture. We note that the legality opinion references the laws of New York, but only to the extent that your counsel deems them "normally applicable to transactions of the type contemplated by the Exchange Offer . . . ."  This statement is vague
and inherently subjective. Please submit an opinion of counsel that states a conclusive opinion as to whether the New Notes will constitute binding obligations of the company and each of its guarantor subsidiaries under New York state law.

29. Please supplementally confirm that all subsidiary guarantors of the registrant are included in your legality opinion.

Exhibit 99.1, Form of Letter of Transmittal

30. Delete the language in the Letter of Transmittal requiring the note holder to acknowledge or certify that he/she has "received and reviewed" the prospectus and Letter of Transmittal.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Matt Franker, Staff Attorney, at (202) 551-
3749
with any questions.  Alternatively, you may contact me at (202)
551-
3767.


Sincerely,



Jennifer Hardy
Branch Chief



cc:	Allison L. Amorison, Esq. (via facsimile 302/651-3001)
	Skadden, Arps, Slate, Meagher & Flom LLP
	One Rodney Square
	P.O. Box 636
	Wilmington, Delaware 19899-0636

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Donald F. McAleenan, Esq.
Builders FirstSource, Inc.
September 23, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE